Exhibit 21-9

SUBSIDIARIES OF DTE ENERGY COMPANY

DTE Energy Company’s principal subsidiaries as of December 31, 2013 are listed below. All other subsidiaries, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.

Subsidiary	State of Incorporation
1. DTE Electric Company	Michigan
2. DTE Enterprises, Inc.	Michigan
3. DTE Gas Holdings, Inc.	Michigan
4. DTE Gas Company	Michigan
5. DTE Energy Trading, Inc.	Michigan